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02019310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6/24/02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 25589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 06 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3030 Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 Atlantic Avenue
(No. and Street)

Atlantic City (City) New Jersey (State) 08401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Chan (609) 348-1300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Capaldi Reynolds & Pelosi, P.A.
(Name — *if individual, state last, first, middle name*)

332 Tilton Road (Address) Northfield (City) New Jersey (State) 08225 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/02
PS

OATH OR AFFIRMATION

I, Paul T. Chan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3030 Securities, Inc., as of March 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice-president

Title

Christina Caruso

Notary Public

CHRISTINA CARUSO
A Notary Public of New Jersey
My Commission Expires 6/24/2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3030 SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2002

TABLE OF CONTENTS

CAPALDI REYNOLDS & PELOSI
Certified Public Accountants P.A.

CAPE MAY COUNTY OFFICE
16 East 9th Street
Ocean City, NJ 08226
Phone 609-398-3889
Fax 609-399-1477

MAIN OFFICE
332 Tilton Road
Northfield, New Jersey 08225-1214
Phone 609-641-4000
Fax 609-641-7333

CRA FINANCIAL SERVICES LLC
332 Tilton Road
Northfield, New Jersey 08225-1214
Phone 609-641-4000
Fax 609-641-7333
Fax 609-641-1715

INDEPENDENT AUDITORS' REPORT

Board of Directors
3030 Securities, Inc.
Atlantic City, New Jersey 08401

We have audited the accompanying statement of financial condition of 3030 Securities, Inc. as of March 31, 2002, and the related statements of income and retained earnings, changes in shareholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3030 Securities, Inc. as of March 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Capaldi Reynolds + Pelosi, P.A.

CAPALDI REYNOLDS & PELOSI, P.A.

April 19, 2002
Northfield, N.J.

3030 SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	14,854
Investments - securities		46,100
Deferred tax benefit		2,164
Total assets	$	63,118

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	$	-
Shareholders' Equity		
Common stock	$	10,000
Additional paid-in capital		46,363
Retained earnings		6,755
Total shareholders' equity		63,118
Total liabilities and shareholders' equity	$	63,118

The accompanying notes are an integral part of the financial statements.

3030 SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED MARCH 31, 2002

INCOME	
Commissions and fees	$ 5,000
EXPENSES	
Miscellaneous	2,782
Professional services	2,710
Total expenses	5,492
Operating (loss)	(492)
OTHER INCOME	
Interest	400
(Loss) before tax	(92)
INCOME TAX	319
Net (loss)	(411)
RETAINED EARNINGS - Beginning of year	7,166
RETAINED EARNINGS - End of year	$ 6,755

The accompanying notes are an integral part of the financial statements.

3030 SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
BEGINNING BALANCE - April 1, 2001	$ 10,000	$ 46,363	$ 7,166
Net (loss)	- 0 -	- 0 -	(411)
ENDING BALANCE - March 31, 2002	$ 10,000	$ 46,363	$ 6,755

The accompanying notes are an integral part of the financial statements.

3030 SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2002

BEGINNING BALANCE - April 1, 2001	$ - 0 -
ENDING BALANCE - March 31, 2002	$ - 0 -

The accompanying notes are an integral part of the financial statements.

3030 SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Collections from customers	$	5,000
Deduct operating uses of cash and cash equivalents:		
Payments of operating expenses		5,732
Net cash (required) for operating activities		(732)
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest income		400
Net (decrease) in cash		(332)
CASH AND CASH EQUIVALENTS - Beginning of year		15,186
CASH AND CASH EQUIVALENTS - End of year	$	14,854
RECONCILIATION OF NET (LOSS) TO NET CASH (REQUIRED) FOR OPERATING ACTIVITIES		
Net (loss)	$	(411)
Non-Operating Gains		
Interest income		400
Working capital (required) for operating activities		(811)
CHANGES IN NONCASH WORKING CAPITAL		79
Net cash (required) for operating activities	$	(732)

The accompanying notes are an integral part of the financial statements.

3030 SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was established in 1980 to broker securities, exclusive of maintaining customer accounts.

Revenue Recognition

The Company maintains its books on the accrual basis of accounting whereby income is recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

During the year ended March 31, 2001 the Company subscribed to 1,500 warrants and 2,000 shares of common stock of NASD, currently a non-publicly traded company. The subscription procedures include transfer restrictions that limit the sale or transfer of the securities. Accordingly, the securities are recorded at cost. The Company's policy is to evaluate and adjust the value of the securities in the event of a permanent decline in value. At March 31, 2002, no valuation adjustment was deemed necessary.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE B - CONTINGENCIES

The Company is required to compute net capital under Rule 15c3-1 and to maintain certain reserve requirements under these rules. The Company has met these requirements as demonstrated by the computation and reconciliation of net capital schedule included in the report.

NOTE C - COMMON STOCK

The Company is incorporated in the State of New Jersey and is authorized to issue 1,000 shares of common stock at no par value. As of March 31, 2002, 100 shares are issued and outstanding.

NOTE D - INCOME TAXES

The Company has Federal and New Jersey loss carryforwards totaling $10,977 and $8,111, respectively, that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

	Operating Losses	
	Federal	New Jersey
Year ended March 31, 2003	$	$ 3,591
Year ended March 31, 2004		3,659
Year ended March 31, 2005		768
Year ended March 31, 2006		
Year ended March 31, 2007		
Year ended March 31, 2008		
Year ended March 31, 2009		93
Year ended March 31, 2010	2,176	
Year ended March 31, 2011	3,691	
Year ended March 31, 2012	3,809	
Year ended March 31, 2013	968	
Year ended March 31, 2022	333	
	$ 10,977	$ 8,111

The provisions for income taxes consist of the following components:

Current	$ 240
Deferred	79
Total	$ 319

SUPPLEMENTARY INFORMATION

3030 SECURITIES, INC.
SCHEDULE OF COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2002

TOTAL OWNERSHIP EQUITY	$ 63,118
Less: Non-allowable assets	48,264
Haircuts on securities position	
2% on Money Market Fund	281
	48,545
NET CAPITAL PER FINANCIAL STATEMENTS	$ 14,573
NET CAPITAL PER QUARTERLY FOCUS REPORT	$ 14,573
REQUIRED NET CAPITAL - STATUTORY MINIMUM	$ 6,000

NOTE: 3030 Securities, Inc. claims exemption from SEC Rule 15c3-3 under K(2)(i) provisions.

CAPALDI REYNOLDS & PELOSI
Certified Public Accountants P.A.

CAPE MAY COUNTY OFFICE
16 East 9th Street
Ocean City, NJ 08226
Phone 609-398-3889
Fax 609-399-1477

MAIN OFFICE
332 Tilton Road
Northfield, New Jersey 08225-1214
Phone 609-641-4000
Fax 609-641-7333

CRA FINANCIAL SERVICES LLC
332 Tilton Road
Northfield, New Jersey 08225-1214
Phone 609-641-4000
Fax 609-641-7333
Fax 609-641-1715

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
3030 Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of 3030 Securities, Inc. for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Capaldi Reynolds + Pelosi, P.A.

CAPALDI REYNOLDS & PELOSI, P.A.

April 19, 2002
Northfield, N.J.